EXHIBIT 2
                                                                       ---------

                                 ANNOUNCEMENT

                              WPP ("the Company")


On 2 June 2005, WPP was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had an interest in 37,736,769 ordinary shares in WPP, representing 2.98% of the issued share capital of the Company.